Exhibit 99.6

IDEX Biometrics ASA - Contemplated Private Placement 24 May 2023

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART DIRECTLY OR INDIRECTLY, IN AUSTRALIA, CANADA, JAPAN OR THE UNITED STATES OR ANY OTHER JURISDICTION IN WHICH SUCH RELEASE, PUBLICATION OR DISTRIBUTION WOULD BE UNLAWFUL. THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER OF ANY OF THE SECURITIES DESCRIBED HEREIN.

Oslo, 24 May 2023.

IDEX Biometrics ASA (the "Company"), a leading provider of advanced fingerprint identification and authentications solutions, has retained ABG Sundal Collier ASA and Arctic Securities AS as Joint Bookrunners (the "Managers") to advise on and effect a private placement (the "Private Placement") of new shares in the Company (the "Offer Shares") to raise gross proceeds of approximately NOK 100-150 million.

The net proceeds from the Private Placement will be used to accelerate the Company’s product commercialization and for working capital and general corporate purposes.

The subscription price per Offer Share (the "Offer Price") and the number of Offer Shares to be issued in the Private Placement will be determined by the board of directors of the Company (the "Board") following an accelerated bookbuilding process. The bookbuilding period commences today at 16:30 CEST and ends at 08:00 CEST on 25 May 2023. The bookbuilding period may, at the discretion of the Company and the Managers, close earlier or later and may be cancelled at any time and, consequently, the Company may refrain from completing the Private Placement.

The Company will announce the final number of Offer Shares placed and the final Offer Price in a stock exchange announcement expected to be published before the opening of trading on the Oslo Stock Exchange tomorrow, 25 May 2023.

The Private Placement will be directed towards Norwegian and international investors, in each case subject to applicable exemptions from relevant prospectus, filing or other registration requirements. The minimum application and allocation amount in the Private Placement will be the NOK equivalent of EUR 100,000, provided that the Company may, at its sole discretion, allocate an amount below EUR 100,000 to the extent applicable exemptions from relevant prospectus and registration requirements pursuant to applicable regulations, including Regulation (EU) 2017/1129 (the EU Prospectus Regulation) and ancillary regulations, are available.

The Private Placement will be divided into two tranches. Tranche 1 will consist of 116,897,492 Offer Shares (representing approximately 10% of the outstanding shares in the Company) ("Tranche 1" and the "Tranche 1 Offer Shares"). Tranche 2 will consist of up to the number of Offer Shares that, together with the Tranche 1 Offer Shares, is necessary in order to raise gross proceeds of NOK 100-150 million ("Tranche 2" and the "Tranche 2 Offer Shares"). Allocations of Offer Shares to investors are expected to be split between Tranche 1 and Tranche 2 on a pro rata basis. Completion of Tranche 2 will be subject to approval by an extraordinary general meeting of the Company expected to be held on or about 16 June 2023 (the "EGM").

Allocation of Offer Shares will be determined by the Board at its sole discretion, in consultation with the Managers, following the expiry of the bookbuilding period, however subject to approval by the EGM in respect of Tranche 2. Allocation will be based on criteria such as (but not limited to), existing ownership in the Company, timeliness of the application, price leadership, relative order size, sector knowledge, investment history, perceived investor quality and investment horizon. The Board may, at its sole discretion, reject and/or reduce any applications, and there is no guarantee that any applicant will be allocated Offer Shares. Notification of allocation and payment instructions are expected to be issued to the applicants on or about 25 May 2023 through a notification to be issued by the Managers.

Completion of Tranche 1 is subject to approval by the Board. Completion of Tranche 2 is subject to completion of Tranche 1 and (ii) the approval by the EGM. Further to this, completion of both Tranche 1 and Tranche 2 are subject to the Company resolving to consummate the Private Placement and allocate the Offer Shares. Completion of Tranche 1 will not be conditional upon or otherwise affected by the completion of Tranche 2, and the applicants' acquisition of Tranche 1 Offer Shares will remain final and binding and cannot be revoked, cancelled or terminated by the respective applicants if Tranche 2, for whatever reason, is not completed. Investors being allocated shares in the Private Placement undertake to vote in favour of Tranche 2 at the EGM.

Both Tranche 1 and Tranche 2 will be settled with existing and unencumbered shares in the Company that are already listed on the Oslo Stock Exchange, pursuant to a share lending agreement entered into between the Company, the Managers and certain existing shareholders (the "Share Lending Agreement"). The share loan in Tranche 1 will be settled with new shares in the Company to be resolved issued by the Board pursuant to an authorisation by the Company’s annual general meeting held on 23 May 2023 . The share loan in Tranche 2 will be settled with new shares in the Company expected to be issued following, and subject to, approval by the EGM. The new shares to be redelivered to the lenders under the Share Lending Agreement will, to the extent required, be delivered on a separate and non-tradable ISIN, pending publication by the Company of a listing prospectus approved by the Norwegian Financial Supervisory Authority.

Settlement of the Tranche 1 Offer Shares is expected to take place on a delivery versus payment basis on or about 30 May 2023. Settlement of the Tranche 2 Offer Shares is expected to take place on a delivery versus payment basis on or about 20 June 2023, subject to approval by the EGM.
The Company reserves the right, at any time and for any reason, to cancel, and/or modify the terms of, the Private Placement prior to delivery of the Tranche 1 Offer Shares. Neither the Company nor the Managers will be liable for any losses incurred by applicants if the Private Placement is cancelled, irrespective of the reason for such cancellation.

The Board has considered the Private Placement in light of the equal treatment obligations under the Norwegian Public Limited Companies Act, the Norwegian Securities Trading Act, the rules on equal treatment under Oslo Rule Book II for companies listed on the Oslo Stock Exchange and the Oslo Stock Exchange's Guidelines on the rule of equal treatment, and deems that the proposed Private Placement is in compliance with these requirements. The Board holds the view that it will be in the common interest of the Company and its shareholders to raise equity through a private placement, in view of the current market conditions and the funding alternatives currently available to the Company. A private placement enables the Company to raise capital in an efficient manner, and the Private Placement is structured to ensure that a market-based subscription price is achieved. The Company is of the view that the discount in a rights issue would have to be quite significant, and that a rights issue would need to be guaranteed by a consortium of underwriters, which would entail an added cost for the Company. By structuring the equity raise as a private placement, the Company is expected to be in a position to raise capital at a better share price, at a lower cost and with significantly lower risk than in a rights issue.

The Company may, subject to completion of the Private Placement, approval from the EGM and certain other conditions, consider to carry out a subsequent repair offering of new shares at the Offer Price directed towards existing shareholders in the Company as of 24 May 2023 (as registered in the VPS on 26 May 2023), who were not allocated Offer Shares in the Private Placement and who are not resident in a jurisdiction where such offering would be unlawful or, for jurisdictions other than Norway, would require any prospectus, filing, registration or similar action.

This information in this stock exchange announcement is considered to be inside information pursuant to the EU Market Abuse Regulation and is published in accordance with section 5-12 the Norwegian Securities Trading Act.

This stock exchange announcement was published by Marianne Bøe, Head of Investor Relations on 24 May 2023 at 16:30 CEST on behalf of the Company.

Contact person:

Marianne Bøe, Head of Investor Relations
E-mail: marianne.boe@idexbiometrics.com
Tel: +47 91 80 01 86

About IDEX Biometrics: IDEX Biometrics ASA (OSE: IDEX and Nasdaq: IDBA) is a global technology leader in fingerprint biometrics, offering authentication solutions across payments, access control, and digital identity to create unmatched convenience and uncompromised security for users. Our solutions are based on patented and proprietary sensors technologies, integrated circuit designs, and software, targeting card-based applications for payments and digital authentication. We partner with leading card manufacturers and other industry experts to bring our solutions to market. For more information, visit www.idexbiometrics.com

IMPORTANT INFORMATION: This announcement is not and does not form a part of any offer to sell, or a solicitation of an offer to purchase any securities. The distribution of this announcement and other information may be restricted by law in certain jurisdictions. Copies of this announcement are not being made and may not be distributed or sent into any jurisdiction in which such distribution would be unlawful or would require registration or other measures. Persons into whose possession this announcement or such other information should come are required to inform themselves about and to observe any such restrictions.

This announcement is not an offer of securities for sale in the United States. The securities referred to in this announcement have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and accordingly may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and in accordance with applicable U.S. state securities laws. Any public offering of securities to be made in the United States would be made by means of a prospectus to be obtained from the Company that would contain detailed information about the Company and management, as well as financial statements; however, the Company does not intend to register any part of the offering or their securities in the United States or to conduct a public offering of securities in the United States. Any sale in the United States of the securities mentioned in this announcement will be made to "qualified institutional buyers" as defined in Rule 144A under the Securities Act or, with respect to institutions or to any existing director or executive officer of the Company only, “accredited investors” as defined in Regulation D under the Securities Act.

In any EEA Member State, this communication is only addressed to and is only directed at qualified investors in that Member State within the meaning of the Prospectus Regulation, i.e., only to investors who can receive the offer without an approved prospectus in such EEA Member State. The expression "Prospectus Regulation" means Regulation 2017/1129 as amended together with any applicable implementing measures in any Member State. This communication is only being distributed to and is only directed at persons in the United Kingdom that are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order") or (ii) high net worth entities, and other persons to whom this announcement may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only for relevant persons and will be engaged in only with relevant persons. Persons distributing this communication must satisfy themselves that it is lawful to do so.

Matters discussed in this announcement may constitute forward-looking statements, including in respect of the Company’s intention to conduct and consummate the Private Placement and the manner in which the Company intends to utilize the proceeds therefrom. Forward-looking statements are statements that are not historical facts and may be identified by words such as "believe", "expect", "anticipate", "strategy", "intends", "estimate", "will", "may", "continue", "should" and similar expressions. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions. Although the Company believe that these assumptions were reasonable when made, these assumptions are inherently subject to significant known and unknown risks, uncertainties, contingencies and other important factors which are difficult or impossible to predict and are beyond its control.

Actual events may differ significantly from any anticipated development due to a number of factors, including without limitation, changes in public sector investment levels, changes in the general economic, political and market conditions in the markets in which the Company operate, the Company’s ability to attract, retain and motivate qualified personnel, changes in the Company’s ability to engage in commercially acceptable acquisitions and strategic investments, and changes in laws and regulation and the potential impact of legal proceedings and actions. Such risks, uncertainties, contingencies and other important factors could cause actual events to differ materially from the expectations expressed or implied in this release by such forward-looking statements. The Company does not provide any guarantees that the assumptions underlying the forward-looking statements in this announcement are free from errors nor does it accept any responsibility for the future accuracy of the opinions expressed in this announcement or any obligation to update or revise the statements in this announcement to reflect subsequent events. You should not place undue reliance on the forward-looking statements in this document. The information, opinions and forward-looking statements contained in this announcement speak only as at its date, and are subject to change without notice. The Company does not undertake any obligation to review, update, confirm, or to release publicly any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of this announcement.

This announcement is made by, and is the responsibility of, the Company. Neither the Managers nor any of their affiliates makes any representation as to the accuracy or completeness of this announcement and none of them accepts any responsibility for the contents of this announcement or any matters referred to herein.

This announcement is for information purposes only and is not to be relied upon in substitution for the exercise of independent judgment. It is not intended as investment advice and under no circumstances is it to be used or considered as an offer to sell, or a solicitation of an offer to buy any securities or a recommendation to buy or sell any securities in the Company. Neither the Managers nor any of their affiliates accepts any liability arising from the use of this announcement.